Filed Pursuant to Rule 433

Registration Statement No. 333-249625

October 27, 2020

GENUINE PARTS COMPANY

Pricing Term Sheet

1.875% Senior Notes due 2030 (the “Notes”)

This pricing term sheet to the preliminary prospectus supplement dated October 27, 2020 should be read together with the preliminary prospectus supplement before making a decision in connection with an investment in the Notes. The information in this pricing term sheet supersedes the information contained in the preliminary prospectus supplement to the extent that it is inconsistent therewith. Terms used but not defined herein have the meaning ascribed to them in the preliminary prospectus supplement.

Issuer:	Genuine Parts Company

Security Type:	Senior Unsecured Fixed Rate Notes

Offering Format:	SEC Registered

Aggregate Principal Amount:	$500,000,000

Trade Date:	October 27, 2020

Settlement Date:	October 29, 2020 (T+2)

Stated Maturity:	November 1, 2030

Interest Payment Dates:	May 1 and November 1, commencing May 1, 2021

Coupon:	1.875%

Benchmark Treasury:	UST 0.625% due August 15, 2030

Benchmark Treasury Price / Yield:	98-18 / 0.778%

Spread to Benchmark Treasury:	+ 120 bps

Yield to maturity:	1.978%

Price to Public:	99.069% of face amount

Redemption:

Make-whole call:

Any or all of the Notes may be redeemed at our option at any time prior to August 1, 2030 (three months before maturity) (the “Par Call Date”) at a redemption price equal to the greater of the following amounts:

•  100% of the principal amount of the Notes being redeemed on the redemption date; or

•  the sum of the present values of the remaining scheduled payments of principal and interest thereon that would have been due if the Notes matured on the Par Call Date (not including any portion of any payments of interest accrued to the redemption date) discounted to their present value as of such redemption date on a semiannual basis at the Treasury Rate, as determined by the Reference Treasury Dealer, plus 20 basis points;

plus, in each case, accrued and unpaid interest on the Notes to, but excluding, the redemption date.

Par call:	Any or all of the Notes may be redeemed on or after the Par Call Date, at a redemption price equal to 100% of the principal amount of the Notes being redeemed on the redemption date plus accrued and unpaid interest on the Notes to, but excluding, the redemption date.

CUSIP / ISIN:	372460 AA3 / US372460AA38

Joint Book-Running Managers:	J.P. Morgan Securities LLC BofA Securities, Inc. PNC Capital Markets LLC Truist Securities, Inc.

Senior Co-Managers:	MUFG Securities Americas Inc. Santander Investment Securities Inc. Wells Fargo Securities, LLC

Co-Managers:	TD Securities (USA) LLC U.S. Bancorp Investments, Inc.

The issuer has filed a registration statement (including a prospectus) with the SEC for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement and other documents the issuer has filed with the SEC for more complete information about the issuer and this offering. You may get these documents for free by visiting EDGAR on the SEC Web site at www.sec.gov. Alternatively, the issuer, any underwriter or any dealer participating in the offering will arrange to send you the prospectus if you request it by calling J.P. Morgan Securities LLC at (866)-803-9204 or BofA Securities, Inc. at (800) 294-1322.

Any disclaimers or other notices that may appear below are not applicable to this communication and should be disregarded. Such disclaimers or other notices were automatically generated as a result of this communication being sent via Bloomberg or another email system.